COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, Massachusetts 02110

January 24, 2020

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	PRE 14A (Preliminary Proxy Statement) filed on January 8, 2020

Columbia Funds Variable Insurance Trust (the “Registrant”)

File No. 811-05199

Columbia Funds Variable Series Trust II (the “Registrant”)

File No. 811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on January 14, 2020 for the above-referenced preliminary proxy statement filing (“Filing”). Comments and responses are outlined below. Capitalized terms are used with the meaning assigned to them in the Filing, unless otherwise indicated.

Comment 1:	It is not clear from the Proxy Statement whether RiverSource Insurance Companies are the only Participating Insurance Companies. Please revise all disclosure consistent with whether or not there are other Participating Insurance Companies other than RiverSource Insurance Companies.

Response:	Shares of Columbia Variable Portfolio – Asset Allocation Fund and CTIVP® – AQR Managed Futures Strategy Fund are held by RiverSource Insurance Companies as well as other Participating Insurance Companies. This is disclosed in the Q&A and in the Proxy Statement. The definitive Filing will further clarify this and use the terms RiverSource Insurance Companies and Participating Insurance Companies in a consistent manner throughout.

Comment 2:	In the second Q&A, why are just RiverSource Insurance Companies noted? Throughout the Filing, review whether references to “Contract Owners” should be references to “RiverSource Contract Owners” and whether references to “Participating Insurance Companies” should be references to “RiverSource Insurance Companies”? Please clarify.

Response:	As noted in the response to Comment 3, the reinvestment of shares of the Liquidating Funds by the RiverSource Insurance Companies will be made consistent with SEC staff guidance requiring shareholder approval. The non-affiliated Participating Insurance are not required to obtain shareholder approval for their reinvestment of liquidation proceeds. In addition, those other Participating Insurance Companies will reinvest liquidation proceeds into a fund on their platform, not into the Government MMF. The definitive Filing will clarify this.

Comment 3:	Please confirm supplementally that the substitution will be done consistent with the Northwestern National Life Insurance Company (“Northwestern”) (April 10, 1995) line of no-action letters and that all conditions of those letters will be complied with. In that regard, please confirm that contract owners have received notice of their substitution, in the form of a supplement to the current prospectuses, which outlines their surrender rights and rights to transfer their accumulation values from the liquidating funds to other funding options under their contracts, without incurring any transfer or other charges, all as provided in the Northwestern letter. Also, please confirm that after the substitution, all contract owners who have values transferred to the Government MMF will be notified that they have the same surrender and free transfer rights for another 90 days.

Response:	The RiverSource Insurance Companies, which are affiliated with the investment adviser of the Liquidating Funds, have confirmed that the substitution of shares of the Liquidating Funds for shares of the Government MMF will be consistent with the conditions of the Northwestern No-Action Letter.

Comment 4:	In the Q&A on whether the Funds will pay for the proxy solicitation, give a “yes” or “no” answer. In addition, identify whether the Funds or Columbia Threadneedle will pay costs other than proxy solicitation and provide an estimate of these costs.

Response:	We will give a “yes” or “no” answer. In order to do so, we will break the Q&A into two – one for the Liquidation Proposal and one for the trustee election. We will provide cost estimates in the section of the Proxy Statement cross-referenced in the Q&As.

Comment 5:	In the description of the liquidation proposals, the Proxy Statement discusses approval of the substitution by the RiverSource Insurance Companies. What about the other Participating Insurance Companies?

Response:	The definitive Filing will address reinvestment of liquidation proceeds by the third-party Participating Insurance Companies. Details of those transactions will be addressed separately by the third-party Participating Insurance Companies with their Contract Owners. As noted above, shareholder approval is only required for the reinvestment by the RiverSource Insurance Companies.

Comment 6:	In the Required Vote section of the Proxy Statement for the Trustee election, add: Because the Nominees are running unopposed, all ten Nominees are expected to be elected as Trustees, as all Nominees who receive votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.

Response:	We will add the requested disclosure.

Comment 7:	What is the basis for the statement that a Participating Insurance Company may determine what it deems to be timely instructions and, accordingly, may establish cut-off times for submitting voting instructions that are earlier than the date and time of the Meeting.

Response:	The Participating Insurance Companies are the record owners of the Fund shares and they have the right to vote those shares. They will seek instructions from their Contract Owners and “echo vote” based on those instructions. The Participating Insurance Companies must receive instructions in enough time to calculate the “echo vote” and submit the vote to the Funds. The Participating Insurance Companies therefore must set a reasonable deadline for receipt of instructions in advance of the Meeting.

Comment 8:	Please confirm that the Liquidating Funds will stay current on all filing obligations.

Response:	The Liquidating Funds will stay current on all filing obligations.

Comment 9:	Please be sure to mark the Fund’s series and class identifiers as inactive once the liquidation is consummated.

Response:	The Liquidating Funds will mark their series and class identifiers inactive following the later of their final Form N-PX filing and Form N-CEN filing.

Comment 10:	Please confirm that the Funds will use reasonable efforts to locate all shareholders.

Response:	The Funds will reasonable efforts to locate all shareholders. Participating Insurance Companies will identify Contract Owners invested indirectly in the Funds.

Comment 11:	Please confirm that the Funds will decide on the collectability of all receivables and that they will include in their respective liquidation costs anything that they believe will not be collected.

Response:	The Funds will consider the collectability of all receivables and receivables on a Liquidating Funds’ books that are not expected to be paid until after the liquidation will be treated as liquidation costs.

Comment 12:	Please include an estimate of the liquidation costs.

Response:	An estimate of the cost of the preparation, filing, printing, mailing and solicitation expenses, out-of-pocket expenses and expenses of any proxy solicitation firm, which will be borne by Columbia Threadneedle, will be disclosed in the definitive Filing.

Comment 13:	Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation (i.e., to make sure the fund has set aside the appropriate amount of assets to cover its liabilities).

Response:	The Liquidating Funds will continue to apply Codification Topic 450 and FAS 5 and will accrue an appropriate amount of assets to cover their liabilities.

Comment 14:	The Proxy Statement states that RiverSource Insurance Companies will substitute shares of the Government MMF for shares of Liquidating Funds held by RiverSource Contract Owners. What about shares held by other Contract Owners. All Contract Owners should be covered in this Proxy Statement.

Response:	The vote is only required for the substitution by the RiverSource Insurance Companies because they are the only Participating Insurance Companies affiliated with the Liquidating Funds’ investment adviser. As a result, Proposal 1 is limited to the RiverSource Insurance Companies’ substitution.

Comment 15:	Were alternatives to liquidation (e.g., fund merger) considered?

Response:	Before proposing liquidations to a Fund’s Board of Trustees, Columbia Threadneedle considers a number of alternatives, including, among other things, mergers, strategy changes and portfolio management changes.

Comment 16:	Please confirm that all information required by Item 22(b) of Schedule 14A has been provided in the Proxy Statement, or revise accordingly.

Response:	The definitive Filing will include all information required by Item 22(b) of Schedule 14A.

Comment 17:	Where is the discussion of diversity, board leadership structure and role in risk oversight. See Item 407(c)(2)(vi) of Regulation S-K, which is applied to funds through Item 22(b)(15)(ii)(A) of Schedule 14A. See Item 407(h) of Regulation S-K, which is applied to funds through Item 22(b)(11) of Schedule 14A

Response:	The definitive Filing will include discussion of diversity, board leadership structure and role in risk oversight.

Comment 18:	Please move the required disclosure in Appendices A, B, C, D, E, F and G from the Appendices into the main body of the Proxy Statement.

Response:	After consideration, we respectfully decline to move these Appendices into the body of the proxy statement. We believe locating the information in Appendices, which are cross referenced in the main body of the Proxy Statement, enhances clarity for shareholders. We note that the Appendices are part of the Proxy Statement and will be bound with the rest of the Proxy Statement for distribution to shareholders during the solicitation period. We further note that a description of the Government MMF is included in the Q&A and the main body of the Proxy Statement. We also note that the use of an appendix or exhibit is consistent with past proxy statements for other Columbia Funds.

Comment 19:	Please state which Government MMF class each Liquidating fund will receive. It seems liquidating funds only have two classes. Please explain why class by class voting is not necessary under 18f-3 since it appears not all contract owners will be going into the same class of MMF (and class 2 and 3 of MMF are more expensive than class 1). In such case, the proxies and proxy cards should be revised accordingly. Also disclosure should be added stating that if the substitution is not approved separately by contract owners going into each class, then the substitution will not be considered approved as to those contract owners.

Response:	As disclosed in the Filing, RiverSource Contract Owners of a Liquidating Fund will receive the corresponding share class of the Government MMF. We do not believe that shareholders of different classes are being treated differently as a result of a liquidation. Accordingly, similar to a reorganization, we believe that the requisite vote is a Fund-level vote.

Comment 20:	Revise the expense information in Appendix A with current expense information.

Response:	The Proxy Statement includes the fee and expense table included in the Government MMF’s current prospectus. The Government MMF has not yet issued audited financial statements for its fiscal year ended December 31, 2019. As a result, we believe disclosing the fee and expense information included in the current prospectus is the most appropriate presentation of that fund’s fee and expenses. We note that the net and gross expense ratio of each share class of the Government MMF is lower than those of each of the Liquidating Funds.

Comment 21:	Remove the expense cap from the Annual Fund Operating Expenses table since it is not for one year from the date of the Proxy Statement. Revise Expense Example to reflect gross expense ratio.

Response:	We will remove the expense cap from the Annual Fund Operating Expenses table and revise the Expense Example to reflect the gross expense ratio.

Comment 22:	Is this form of proxy what goes out to a shareholder that owns shares in only one of the funds, or will only the fund(s) that shareholder owns be listed? Otherwise, is there a mechanism to make sure votes are not counted for shareholders not entitled to vote for all funds. Combining proxy cards for two proposals is also a problem since Proposal 2 only applies to CFVIT. They should have separate proxy cards for each trust. Comment applies to both cards included here.

Response:	Shareholders of each Liquidating Fund and series of CFVIT will receive the same Proxy Statement. Shareholders/Contract Owners of each Trust will receive a separate proxy card/instruction card.

Comment 23:	At the top of the Voting Instruction Card, “Insurance Company Drop-In” is written. What does this mean? Who will use this card?

Response:	This is a form of Voting Instruction Card that Participating Insurance Companies will send to their Contract Owners. “Insurance Company Drop-In” is a placeholder for the name of the Participating Insurance Company.

If you have any questions, please contact either me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Chief Legal Officer, Senior Vice President and Secretary
Columbia Funds Variable Insurance Trust
Columbia Funds Variable Series Trust II